Exhibit 8.1

Significant Subsidiaries and Consolidated Entities of the Registrant

Subsidiaries	Place of Incorporation
MOGU Group Limited	Hong Kong
Hangzhou Shiqu Information and Technology Co., Ltd.	PRC
Meilishuo (Beijing) Network Technology Co., Ltd.	PRC

VIEs	Place of Incorporation
Hangzhou Juangua Network Co., Ltd.	PRC
Beijing Meilishikong Network and Technology Co., Ltd.	PRC

VIE's subsidiary	Place of Incorporation
Ruisha Technology	PRC